Telupay International Inc.
First Island House
Peter Street
St. Helier, Jersey, Channel Islands JE4 8SG

Via EDGAR

February 3, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.
United States of America 20549

Dear Sirs/Mesdames:

Re:     Telupay International Inc. (f/k/a I-Level Media Group Incorporated)
           Registration Statement on Form S-1
           Filed July 24, 2012
           File No. 333-182811

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Telupay International Inc. (the "Company") respectfully requests that the U.S. Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company's Registration Statement on Form S-1 (SEC File No. 333-182811), together with all exhibits and amendments thereto (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Commission on July 24, 2012 and was amended on September 13, 2012 and on January 23, 2013. The Company confirms that no securities were sold in connection with the offering contemplated by the Registration Statement, and the Registration Statement has not been declared effective by the Commission.

The Company is requesting to withdraw the Registration Statement on the grounds that the Registration Statement is out of date and more than nine months have elapsed since the Registration Statement was last amended. The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

It is our understanding that in accordance with Rule 477(b), this application for withdrawal of the Registration Statement will be deemed granted at the time this application is filed with the Commission unless, within 15 calendar days after such filing, the Commission notifies the Company that the application for withdrawal will not be granted.

The Company also requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company for future use.

Should you have any questions regarding this matter, please call counsel to the Company, Daniel D. Dex of McMillan LLP, at 604-691-6893.

Very truly yours,

Telupay International Inc.

/s/ Adrian Crawford Ansell

Per:
Adrian Crawford Ansell
President, Chief Executive Officer and a director